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                                                              April 21, 2006


VIA EDGAR and HAND DELIVERY

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

         Re:   PGT, Inc.
               Registration Statement on Form S-1, filed March 10, 2006 SEC File No. 333-132365

Dear Ms. Long:

          On behalf of our client, PGT, Inc. (the "Company"), we submit this letter to respond to your letter to Mr. Rodney Hershberger dated April 6, 2006, with respect to the above-referenced filing. Today, the Company electronically filed Amendment No. 1 ("Amendment No. 1") to the above referenced registration statement on Form S-1 (the "Registration Statement") to register the Company's common stock, par value $.01 per share, in connection with the Company's proposed initial public offering (the "IPO").

         For the Staff's convenience, enclosed are two (2) paper copies of Amendment No. 1, marked to show all changes made since the Registration Statement was filed on March 10, 2006, two (2) copies of each of the exhibits filed with Amendment No. 1, and two (2) copies of materials for the supplemental review of the Staff in response to comments 2, 11, 13, 42, 50, and 52.

         For ease of reference, the Staff's comments are set forth below in italics. The Company's responses to the Staff's comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff's comment letter of April 6, 2006.

          Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

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Ms. Pamela A. Long
April 21, 2006
Page 2


General

1. Q: Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

         A: We acknowledge the Staff's comment and confirm that we will disclose pricing-related information as soon as practicable for the review of the Staff before we request acceleration of effectiveness, and we will not circulate copies of the prospectus before including such pricing-related information and all other information required by the federal securities laws, except information that may be excluded in reliance upon Rule 430A of Regulation C.

2. Q: Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

         A: We acknowledge the Staff's comment and have included herewith for the supplemental review of the Staff copies of the graphics that the Company intends to use on the inside cover of the prospectus.

3. Q: It appears that you have two product categories, consisting of the "WinGuard Windows and Doors" category and the "Other Window and Door Products" category. It also appears that these two categories each represent approximately half of your current revenues. However, the disclosure in your prospectus emphasizes the "WinGuard Windows and Doors" category and implies that the "Other Window and Door Products" category is a minor portion of your business. In this regard, we note that based on the disclosure in the forepart of your prospectus investors are not likely to understand the importance of this other category until they read MD&A and see its contribution to your revenues. Please revise your disclosure to provide a more balanced discussion of your business as it currently exists.

         A: In response to the Staff's comment, we have revised the disclosure on page 1 accordingly.

4. Q: We note that you use several defined terms throughout your prospectus for which the meaning is not clear from the context. See, for example, defined terms such as CAGR, FBC and IRC. Please be advised that investors should not have to learn a new vocabulary. Please revise accordingly.


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Ms. Pamela A. Long
April 21, 2006
Page 3


         A: In response to the Staff's comment, we have revised the disclosure throughout the Registration Statement to eliminate the use of such defined terms.

Outside Front Cover Page of Prospectus

5. Q: We note that your cover page contains information that is not required by Item 501 of Regulation S-K and is not key to an investment decision. In this regard, we note the statement "Visibly Better" that is a part of the logo. Please remove this statement from your cover page. Please also comply with this comment on the outside back cover page of your prospectus.

         A: In response to the Staff's comment, we respectfully submit that the Company's registered trademark "Visibly Better" is an integral part of the Company's logo, which appears in this way on many Company documents, marketing materials, and mailings, as well as the Company's website. We note that other issuers have included similar statements on the cover pages of their registration statements.

6. Q: Please disclose the identities of your lead or managing underwriters. See Item 501(b)(8)(i) of Regulation S-K.

         A: In response to the Staff's comment, we confirm that, once the appropriate arrangements with the managing underwriters have been made, we will disclose their identities on the outside front cover of the prospectus accordingly.

Table of contents, page i

7. Q: We note the statement that investors should rely only on information set forth in your prospectus. If you intend to use any free writing prospectuses, you should remove this statement when you have a Section 10 prospectus available, as you will be liable for and investors will be entitled to rely upon that information.

         A: In response to the Staff's comment, we have revised the disclosure on page i.

About this prospectus, page ii

8. Q: Please relocate this section to a more appropriate location in your prospectus, as your prospectus summary should immediately follow the table of contents.

         A: In response to the Staff's comment, we have moved the disclosure to the table of contents page of the prospectus.

9. Q: We note the statement in the third sentence of the second paragraph that certain information in your prospectus has not been verified. Please be advised that you are responsible for the entire content of your prospectus and you cannot include language that may be interpreted as a disclaimer of the information contained in your prospectus. Please revise to remove this statement.


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Ms. Pamela A. Long
April 21, 2006
Page 4


         A: In response to the Staff's comment, we have removed such statement from the referenced paragraph.

Prospectus summary, page 1

10. Q: The meaning of "basic" in the first sentence of the italicized paragraph is unclear. Please revise to delete this term.

         A: In response to the Staff's comment, we have eliminated the word "basic" from the referenced sentence.

11. Q: Provide us with copies of the reports and other data you refer to in the summary that support your statements about the historical growth and future outlook for your industry. We note, for example, your statement in the last sentence of the second paragraph on page 1 concerning "heightened hurricane activity that could last another 10 to 20 years."

         A: In response to the Staff's comment and the Staff's comment 50, we have enclosed for the supplemental review of the Staff two (2) copies of the reports and data that support the statements in the section entitled "Prospectus summary" about the historical growth and future outlook of the Company's industry. For the convenience of the Staff, we have included with such materials a table indicating the source for each such statement and a marked copy of Amendment No. 1, indicating the statements in the Registration Statement that are supported by each of the enclosed reports and other data.

12. Q: Please explain in more detail what you mean by "impact-resistant." Does it mean that the windows and doors will not break? Does it mean that the glass may shatter but will still be held together in the frame, similar to many automobile windows? Give readers a better sense for what "impact-resistant" means.

         A: In response to the Staff's comment, we have added the requested disclosure on page i and page 1.

13. Q: Please provide us with independent support for your claim related to your 99% on-time delivery statistic.

         A: In response to the Staff's comment, we respectfully submit that there is no independent source that reports on-time delivery statistics in the Company's industry. We have, however, enclosed for the supplemental review of the Staff the Company's calculation of its on-time delivery statistics. According to the enclosed records of the Company, based on the percentage of units shipped on the date that was originally promised as the shipping date over the most recent three fiscal years, the Company's on-time delivery rate was 99.03%.

14. Q: The disclosure set forth in this section is very detailed and lengthy and provides too much information for summary disclosure. In this regard, we note that your disclosure includes detailed descriptions of your business, competitive strengths and growth strat-



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Ms. Pamela A. Long
April 21, 2006
Page 5


         egy that are substantially similar to disclosures included in your Business section. This detailed information is better suited for the body of your prospectus. Your summary section should provide a brief overview of the most important aspects of your business and this offering. Please revise accordingly.

         A: In response to the Staff's comment, we have revised the disclosure on pages 1 through 4 accordingly.

15. Q: Please revise to provide a more balanced description of your company and your business. For example, include a discussion of your weaknesses that is equally prominent as the discussion of your competitive strengths.

         A: In response to the Staff's comment, we have revised the disclosure on page 3 accordingly.

16. Q: Please balance the disclosure in the first paragraph of this section by disclosing the fact that the revenues for the "Other Window and Door Products" category, which accounted for over 44% of your revenues in fiscal 2005, declined in 2005 as compared to 2004.

         A: In response to the Staff's comment, we respectfully submit that, in response to the Staff's comment 43, we have revised the disclosure throughout the Registration Statement to remove all references to the combined results for 2004. As a result, the sales of the Company's "Other Window and Door Products" for 2005 were higher than the sales of such products for the 11-month period ended January 1, 2005, as disclosed on pages 36 and 37 of Amendment No. 1. Accordingly, we do not believe that adding such comparative results in the prospectus summary would meet the Staff's goal of providing balancing disclosure.

17. Q: Please briefly discuss in reasonable detail each of the following matters:

         o The acquisition of a majority stake in your company by JLL Partners, including (i) the parties to the acquisition and their relationship to your company, (ii) the amount and nature of the consideration, (iii) the reasons for the acquisition, (iv) the sources of the funds used to finance the acquisition, (v) any changes to your company's operations and financial condition resulting from the acquisition, (vi) the tax consequences of the acquisition and (vii) the continuity of your company's management after the acquisition.

         o The manner in which this offering will benefit JLL and the other security holders, including members of management, that participated in the JLL acquisition. The benefits should be quantified to the extent practicable by each principal category of benefit. For example, what is the estimated value of the securities to be sold in this offering or retained in comparison to the value of those securities in the JLL acquisition?

         We may have further comment based on your revised disclosure.


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Ms. Pamela A. Long
April 21, 2006
Page 6


         A: In response to the Staff's comment, we have revised the disclosure on page 4 to add a cross reference to Note 4 of the Company's consolidated financial statements, which contains disclosure regarding the Company's acquisition by an affiliate of JLL Partners. In addition, we respectfully submit that disclosure of additional detail regarding such acquisition is not required by Form S-1, nor would it provide meaningful information to investors regarding their decision whether to make an investment in the Company's securities. We further submit that investors may consult the table on page 27 in the section entitled "Dilution" for the differences between our existing stockholders and investors in the IPO with respect to the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by new investors and by our existing stockholders.

Our principal investors, page 4

18. Q: Please revise this section to eliminate terms and phrases that do little more than market JLL Partners and its affiliates.

         A: In response to the Staff's comment, we have revised the disclosure on page 4 accordingly.

The offering, page 5

Use of proceeds, page 5

19. Q: Please state the amount of the outstanding debt that you intend to pay with the proceeds of this offering.

         A: We acknowledge the Staff's comment and confirm that we will disclose the amount of outstanding debt that the Company intends to repay with the proceeds of the offering as soon as practicable when the pricing-related information is included and before we request acceleration of effectiveness.

Summary of historical financial information and other data, page 6

20. Q: We note you include a non-GAAP measure you identify as Adjusted EBITDA for which you are presenting as an operating performance measure. It also appears that you are presenting this measure as a liquidity measure, as you have made reference to the measure being useful due to you being highly leveraged. Item 10(e)(1)(ii)(A) of Regulation S-K prohibits exclusion of charges or liabilities that require or will require cash settlement. Adjusted EBITDA excludes management fees, stock compensation, NatureScape exit costs and refinancing fees, which required cash settlement at one point. As such, Adjusted EBITDA, as presented, does not comply with Item 10(e) as a liquidity measure. Furthermore, Item 10(e)(1)(ii)(B) of Regulation S-K prohibits the elimination of recurring charges that are reasonably likely to recur within two years or where there was a similar charge within the prior two years. You are adjusting EBITDA for (a) management fees, which you paid in all years presented; (b) stock compensation, which will recur in


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Ms. Pamela A. Long
April 21, 2006
Page 7


         future periods due to the adoption of SFAS 123R; and (c) refinancing fees, which will recur in 2006 due to the refinancing on February 14, 2006. As such, Adjusted EBITDA does not comply with Item 10(e) as an operating measure. Please either remove the measure or revise to ensure the measure presented complies with Item 10(e)(1)(ii) of Regulation S-K.

         A: In response to the Staff's comment, we have eliminated from the Registration Statement all disclosures related to Adjusted EBITDA.

21. Q: As noted in the comment above, it is unclear as to whether you are presenting EBITDA and Adjusted EBITDA as operating performance measures, liquidity measures or both. Please revise your disclosure to clarify the purpose for the presentation. Furthermore, depending on your determination as to the purpose of these two measures, please also revise your disclosure to provide the following, as required by Item 10(e) of Regulation S-K and Questions 8 and 12 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:"

         o Performance measure: Expand your discussion of the limitations of EBITDA and Adjusted EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA and Adjusted EBITDA. For instance you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:

              o It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes interest expense has material limitations;

              o It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes depreciation and amortization expense has material limitations;

              o It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.

         o Performance measure: State how you compensate for the material limitations of using EBITDA and Adjusted EBITDA.

         o Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors. Your statement, "We believe that GAAP-based financial information for highly leveraged businesses, such as ours, should be supplemented by Adjusted EBITDA so that investors better understand our financial information in connection with their analysis of our business" is not a suffi-


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Ms. Pamela A. Long
April 21, 2006
Page 8


              cient explanation as to why these measures are useful to investors. Furthermore, your explanation should be specific to your company.

         o Liquidity measure: Reconcile EBITDA to cash flows from operating activities, as the most comparable liquidity GAAP financial measure.

         o Liquidity measure: Present the three major categories of the statement of cash flows with equal or greater prominence.

         A: In response to the Staff's comment, we have eliminated from the Registration Statement all disclosures related to Adjusted EBITDA, and we have revised the disclosure regarding the limitations of EBITDA and the reasons why management believes EBITDA provides useful information to investors in the section entitled "Summary historical financial information and other data" on page 9.

22. Q: We note in your discussion of the economic substance behind your decision to use Adjusted EBITDA, you refer to Adjusted EBITDA as being a component of (a) the board of directors and managements' operating performance measure; (b) debt covenant measures; (c) the measure used by management to make day-to-day operating decisions; (d) the measure used to facilitate internal comparisons to competitors' results; and
         (e) the measure used to determine discretionary bonuses. As Adjusted EBITDA is just a component of the actual measure, it is unclear to us how the presentation of Adjusted EBITDA is appropriate, as management does not appear to specifically use Adjusted EBITDA. As such, presentation of Adjusted EBITDA does not appear to comply with Item 10(e) of Regulation S-K or Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." Please either discontinued presentation of Adjusted EBITDA, or provide disclosure that demonstrates management's use of Adjusted EBITDA as an operating performance measure and state the economic substance behind such use.

         A: In response to the Staff's comment, we have eliminated from the Registration Statement all disclosures related to Adjusted EBITDA and have revised the disclosure to describe the reasons behind the Company's use of EBITDA.

23. Q: We note that you state your credit facilities contain covenants, i.e., interest expense coverage and leverage ratios, for which Adjusted EBITDA is a component. Please either remove such reference, or provide the disclosures required by Question 10 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

         A: In response to the Staff's comment, we have eliminated from the Registration Statement all disclosures related to Adjusted EBITDA and the covenants in the Company's credit facilities.


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Ms. Pamela A. Long
April 21, 2006
Page 9


Risk factors, page 10

24. Q: Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." It appears that certain of the risk factors in this section could apply to nearly any issuer in your industry and other industries. In this regard, we note risk factors eight, 12, 14, 15 and 20. Please revise these risk factors to explain how they specifically apply to your company or this offering.

         A: In response to the Staff's comment, we have revised the disclosure on pages 12 through 15 accordingly and have eliminated the risk factors on competitive pricing pressure (originally risk factor eight) and federal, state, and local regulations (originally risk factor fifteen).

25. Q: Please revise your risk factors to remove the phrases "we cannot assure," "there can be no assurance" and other similar phrases. The actual risk is that the event will occur, not your inability to prevent the event. See, for example and without limitation, risk factors 13, 16 and 17.

         A: In response to the Staff's comment, we have revised the disclosure on pages 14 through 15 accordingly.

26. Q: To the extent possible, please avoid the generic conclusion you make in certain of your risk factors that the risk discussed could adversely affect your financial condition, results of operations, and cash flows. See risk factors one, two, three, four, five, six, seven, eight, 12, 13, 14, 15, 16, 17, 20 and 24. Instead, replace this generic language with specific disclosure of how your financial condition, results of operations, and cash flows would be affected.

         A: In response to the Staff's comment, we have revised the disclosure on pages 10 through 15 accordingly.

27. Q: Please delete the last sentence of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

         A: In response to the Staff's comment, we have removed the referenced sentence on page 10 accordingly.

28. Q: We note your disclosure on page 38 that most of your employees live in an area where one of the hurricanes hit in 2004. Please consider whether a risk factor is appropriate to discuss any related risks your company faces.

         A: In response to the Staff's comment, we have revised the disclosure on page 14 accordingly by supplementing the risk factor on disruptions to the Company's facilities, cus-
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Ms. Pamela A. Long
April 21, 2006
Page 10


         tomer, supplier, or employee base with disclosure that includes the risk of disruptions to the Company's operations resulting from hurricanes.

29. Q: If material, please add a risk factor that you engage in related party transactions, including your transactions with Builders FirstSource.

         A: In response to the Staff's comment, we respectfully submit that the related party transactions described in the Registration Statement are not material and therefore do not warrant disclosure under a risk factor. The Company's transactions with Builders FirstSource, Inc. are purchases made in the ordinary course of business in amounts disclosed in Note 15 to the Company's consolidated financial statements included in the Registration Statement. The other related party transactions disclosed in the Registration Statement will not continue following consummation of the IPO.

We depend on third party suppliers . . ., page 12

30. Q: Please include a discussion of the extent to which prices of your raw materials have fluctuated in recent years. We note your disclosure in the first sentence of the second paragraph of this risk factor.

         A: In response to the Staff's comment, we have revised the disclosure on page 12 accordingly.

Our level of indebtedness could adversely affect our ability. . ., page 12

31. Q: Please disclose the amount of your annual debt service payment obligations. In addition, if the interest rate on your variable rate debt could materially affect the obligations, please disclose how much it will increase with a 1% increase.

         A: In response to the Staff's comment, we have revised the disclosure on page 12 accordingly.

The nature of our business exposes us to product liability . . ., page 15

32. Q: Please revise to quantify the risks discussed in this risk factor. For example, do you have historical data that may illustrate potential costs? Please also comply with this comment in risk factor 17.

         A: In response to the Staff's comment, we respectfully submit that the Company currently has no quantifiable risks, but we have retained the referenced risk factors because the Company believes that there is potential for material risk.

33. Q: Please revise to disclose what you mean by "other legal proceedings." This is extremely vague.

         A: In response to the Staff's comment, we have eliminated the referenced statement from the risk factor on page 14.


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Ms. Pamela A. Long
April 21, 2006
Page 11


The controlling position of an affiliate of JLL Partners. . ., page 18

34. Q: It appears that you are including multiple risks under this subheading. In this regard, we note that each risk described in the second and third paragraphs of this risk factor appear to be a significant risk that should stand alone under its own explanatory subheading. Please revise accordingly.

         A: In response to the Staff's comment, we have revised the disclosure on pages 18 and 19 accordingly.

35. Q: Please revise the first paragraph to disclose the actual risk to an investor, namely the risk that your controlling stockholder may prevent or frustrate attempts to effect a transaction that is in the best interest of your minority stockholders. Please also comply with this comment in risk factor 28.

         A: In response to the Staff's comment, we have revised the disclosure on pages 18 and 19 accordingly.

36. Q: Please also disclose, if true, that JLL could engage in a "going private" transaction without the approval of the unaffiliated stockholders.

         A: In response to the Staff's comment, we have revised the disclosure on page 18 accordingly.

37. Q: Please explain in greater detail the risk described in the third paragraph of this risk factor.

         A: In response to the Staff's comment, we have revised the disclosure on pages 18 and 19 accordingly.

Forward-looking statements, page 21

38. Q: We note the disclosure in the last sentence of the first paragraph. Please delete the word "will" from your list of forward-looking terminology.

         A: In response to the Staff's comment, we have revised the disclosure on page 21 accordingly.

Use of proceeds, page 23

39. Q: We note that you used a portion of the proceeds of your second amended and restated $235 million senior secured credit facility and a $115 million second lien term loan to pay a $83.5 million dividend to shareholders and $26.9 million cash payment to stock option holders and that you intend to use a portion of the proceeds from this offering to pay down this debt. We also note that you issued $20 million in dividends during the third quarter of fiscal year 2005, which appears to have exceeded earnings from the previous 12 months. When dividends are to be paid from the proceeds of the offering, we believe it



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Ms. Pamela A. Long
April 21, 2006
Page 12


         is appropriate to include pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds were to be used to pay the dividend. A similar presentation is appropriate when dividends exceed earnings in the current year, even though the stated use of proceeds is other than for the payment of dividends. In this situation, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Please provide such pro forma earnings per share information in your Summary and Selected Financial Data as well as Note 19 -- Pro Forma Disclosure (Unaudited). Refer to SAB Topic 1:B.3 for guidance.

         A: In response to the Staff's comment, we have added disclosure of pro forma per share data on pages 7, 29, and F-3 accordingly.

Dilution, page 27

40. Q: We note the disclosure in the second to last paragraph. Please be advised that your comparative table should include the shares subject to outstanding stock options held by officers, directors, and affiliated persons, as it should also include shares these persons have the right to acquire. See Item 506 of Regulation S-K. Please revise accordingly.

         A: In response to the Staff's comment, we respectfully submit that Item 506 of Regulation S-K does not require the comparative table to include shares issuable under outstanding stock options. We further submit that the information on page 28 of the section entitled "Dilution" regarding shares subject to outstanding options contains the requested disclosure.

Management's discussion and analysis of financial condition . . ., page 31

Critical accounting policies and estimates, page 34

41. Q: It appears that your disclosure in this section replicates your stated accounting policies included within note 2 to your consolidated financial statements. Please revise your critical accounting policies to provide a discussion of the uncertainties at a given time involved in arriving at the critical estimates and/or the variability that is reasonably likely to result from the application over time. Specifically, assuming these are critical estimates to your consolidated financial statements:

         o Allowance for doubtful accounts and related reserves, Inventories, and Warranties: Include a discussion comparing past estimates to your current estimates, along with a discussion of any significant deviations between actual results and estimated results.

         o Long-lived assets: Include a description of the valuation methods used to determine future undiscounted net cash flows expected to be generated, the assumptions used to support recoverability, and a sensitivity analysis of those assumptions.


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Ms. Pamela A. Long
April 21, 2006
Page 13


         o Goodwill: Provide a description of the valuation method used to determine the fair value of your reporting units and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.

         o    Stock Compensation: Include a discussion of the following:

              o A description of how you estimate the fair value of your common stock.

              o A comprehensive discussion of the significant factors and assumptions underlying used in determining the fair value of your common stock.

              o State whether the determination of the fair value of your common stock was performed contemporaneously or retrospectively with the issuances of stock options.

              o Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of your common stock and the estimated IPO price.

         Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

         A: In response to the Staff's comment, we have added the requested disclosure on pages 34 and 35 of the Registration Statement. With respect to the Staff's comment concerning allowance for doubtful accounts, warranties, and related reserves, we respectfully submit that the deviation between actual and estimated amounts was not material and additional disclosure is therefore unnecessary.

         With respect to stock compensation, we supplementally inform the Staff that, in connection with the preparation of our 2005 audited financial statements, the Company engaged an independent appraiser in January 2006 to prepare retrospective valuations of the Company's common stock for all options granted on July 5, 2005 and November 30, 2005 for the purpose of accounting for employee stock-based compensation. Such appraiser performed these valuations as of such dates, ignoring any subsequent changes or developments.

         In assessing the fair value of the shares of common stock underlying the equity awards granted in 2005, the Company's appraiser considered a combination of the market multiple, comparable transaction, and discounted cash flow methodologies that it believed were consistent with the practices recommended by the American Institute of Certified Public Accountants in its practice aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The assumptions used by the Company's appraiser involve a significant degree of complexity and judgment. These assumptions included:

              o    our actual operating performance;

Ms. Pamela A. Long
April 21, 2006
Page 14


              o    our projected operating performance;

              o    significant events in our history;

              o    risk, including the non-liquid nature of our common stock;

              o trends and comparable valuations in the broad market for privately-held and publicly-traded companies in similar industries, and the likelihood of a liquidity event, such as an initial public offering; and

              o    the fair value of the shares on a minority basis.

         In making its appraisal, the appraiser assumed, without independent verification, the accuracy of all information provided to it by the Company, including business, market, and historical and projected financial information and data.

         The fair value of the stock as of the option grant date July 5, 2005, was determined using the market multiple and comparable transaction methodology. The Company's appraiser weighted each method equally and applied a 20.0% discount for the lack of marketability of a private company.

         The fair value of the stock as of the option grant date November 30, 2005, was determined using the market multiple, comparable transaction, and the discounted cash flow methodology. The Company's appraiser weighted each method equally and applied a 10.0% discount for the lack of marketability of a private company. The discount for the lack of marketability of a private company was reduced from the July valuation because an initial public offering had become more likely at the November 30, 2005, date.

Results of operations, page 36

42. Q: We note that your discussion of net sales for WinGuard windows and doors and other window and door products, which represent 56% and 44% of net sales, respectively. However, you have not presented any disclosure in your audited footnotes regarding your determination of operating and/or reportable segments in accordance with paragraphs 10-24 of SFAS 131 or product group information in accordance with paragraph 37 of SFAS 131. Tell us your basis for not providing such information. Please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis.

         A: In response to the Staff's comment, we have added disclosure to Note 2 of the Company's consolidated financial statements included in the Registration Statement. In addition, we supplementally inform the Staff that the Company relies on the following factors as evidence that it operates in a single segment: (i) because the same customers purchase products across all product lines, the Company does not have discrete financial information at the selling, general, and administrative level for its different product lines; (ii) the Company's vice president of operations and vice president of sales are each responsible for all product lines, product line production, and sales; (iii) the Company produces the same products at both its North Carolina facility and its Florida facility and sells to the

Ms. Pamela A. Long
April 21, 2006
Page 15


         same customers (North Carolina often produces product for Florida customers); (iv) the Company's vice president of sales is responsible for the entire selling market--while certain sales reports will show the sales for the North Carolina plant and Florida plant separately--and we have one sales force that sells both WinGuard and Other Window and Door Products; and (v) the Company does not track separate, discrete financial information, and sourcing decisions are often made based on available capacity.

         In addition, we believe segment reporting is not appropriate because the nature of the products sold is so similar. The Company offers a complete line of vinyl and aluminum windows and doors in both WinGuard products and its Other Window and Door Products. WinGuard products offer the additional feature of providing protection from high winds and wind-borne debris. The nature of the production process is also similar, with the exception that the WinGuard process goes through the extra step of applying the layer of polyvinyl butyral.

         Furthermore, sales of all of the Company's products are impacted by the same economic factors such as demographic trends, employment levels, mortgage rates, and consumer confidence. Sales of both WinGuard and Other Window and Door Products are dependent upon the residential new construction and home repair and remodeling markets.

         The Company's customer base, which includes dealers and distributors, is also the same across all of its product lines, and many of its customers purchase both WinGuard and Other Window and Door Products in a similar manner. In addition, the Company uses the same method of distributing its products, primarily through the Company's fleet of trucks and trailers.

         We additionally note that FAS 131, "Disclosures about Segments of an Enterprise and Related Information" states the following in paragraph 10 regarding the definition of an operating segment.

              10.  An operating segment is a component of an enterprise:

              a. That engages in business activities from which it may earn revenues and incur expenses

              b. Whose operating results are regularly reviewed by the enterprise's chief operating decision make to make decisions about resources to be allocated to the segment and assess its performance

              c.   For which discrete financial information is available.

         The Company does not meet the qualifications for having operating segments under this test, since it does not have discrete financial information for its different product lines, and resources allocation does not fall into a product line concept. Accordingly, the Company does not have multiple operating segments.

         In addition, enclosed for the supplemental review of the Staff are two
         (2) copies of the types of reports regularly reviewed by our president and chief executive officer.

Ms. Pamela A. Long
April 21, 2006
Page 16


43. Q: We note that you have presented combined financial information for fiscal year 2004 for your consolidated statement of operations. Please remove such presentation, as it is not contemplated by Article 11 of Regulation S-X and represents non-GAAP financial information that does not comply with Item 10(e) of Regulation S-K. In addition, as you noted, the two periods you have combined are not comparable due to the impacts associated with the purchase price allocation. In terms of your management's discussion and analysis for your results of operations, please compare the 11-month period ended January 1, 2005 to both the 12-month periods ended December 31, 2005 and December 27, 2003, noting the impact of the 1-month period not included.

         A: In response to the Staff's comment, we have revised the disclosure on pages 36 through 40 accordingly.

44. Q: Please expand/revise the discussion of your results of operations for each period presented to address the following items, at a minimum:

         o Quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations. For example, you attribute the increase in net sales of WinGuard windows and doors to numerous factors, including a price increase implemented in the first half of 2005. Item 303(A)(3)(iii) of Regulation S-X requires you to state the extent to which the increases in prices attributed to the increase in net sales. Item 303(A)(3)(iii) also requires quantification of the impact increases or decreases in volume and the introduction of new products or services had on net sales. To this extent, we note on page 52 that WinGuard has recently introduced a number of new WinGuard products.

         o Provide more analysis of the factors that impact the areas comprising of your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have on net sales, gross profit, income from operations, and income from continuing operations, including management's outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:

              o For the 2004 comparison with 2003, you discuss the major impact four major hurricanes had on your operating results during 2004. However, you provide no such discussion when comparing 2005 with 2004. As such, it is unknown whether you have fully recovered from the impacts of the four hurricanes in 2004 or whether you were impacted by the major hurricanes that occurred in 2005. Furthermore, it would appear such an analysis may be relevant, as your 2005 gross profit margins remain lower than your 2003 gross profit margins.

              o You state SG&A as a percentage of net sales increased to 26.6% in 2005 from 24.6% in 2004 without an explanation. The explanation provided for

Ms. Pamela A. Long
April 21, 2006
Page 17

                  the increase in SG&A expense from year-to-year does not necessarily explain the increase in SG&A as a percentage of net sales. Furthermore, there is no analysis to discuss whether an investor can continue to expect SG&A as a percentage of sales to decline as net sales continues to increase.

            o Your income taxes discussion does not appear to sufficiently address the movement in the various components which contribute to the overall effective tax rate, as set forth in the reconciliation in note 12 to the consolidated financial statements, or the decreases in your effective tax rate between comparable periods. Specifically, it appears that the tax credits from North Carolina have a material impact on your income tax expense for 2005 and 2004; however, it is unclear what the tax credits from North Carolina are and whether the credits will continue in the future.

            o Please state in your gross margin analysis for 2004 compared with 2003 whether gross margins were impacted by an increase in the fair value of inventory from the application of purchase accounting.

         Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

         A: In response to the Staff's comment, we have revised the disclosure on pages 36 through 40 accordingly. With respect to the Staff's comment regarding SG&A as a percentage of sales in the future, due to the large number of factors that are part of the SG&A expense, and the uncertainty of many of those items, it is impractical for the Company to make a prediction about this percentage in the future. In addition, in response to the Staff's comment, we respectfully submit that the Company does not track price/volume variances for its products for the following reasons: (i) the prices of the Company's products are variable, since many of its products are customized; as a result, price increases are not "across the board"; (ii) price increases are introduced at different times to different customers; and (iii) the Company has an extensive number of product SKUs and determining equivalent unit counts for products would be a particularly complex and burdensome procedure.

Liquidity and Capital Resources, page 39

45. Q: Please expand your liquidity discussion to include a comparison between the year ended December 31, 2004 and the year ended December 31, 2003 regarding the three major categories of the statements of cash flows. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Ms. Pamela A. Long
April 21, 2006
Page 18

      A: In response to the Staff's comment, we have revised the disclosure on page 40 accordingly.

46. Q: We note that accounts receivable, net is 10.6% of your total assets as of December 31, 2005. In addition, accounts receivable, net has increased 67.4% from January 1, 2005 to December 31, 2005, which appears to be disproportionate to your net sales trends. Net sales increased 40.2% for fiscal year 2005 compared to fiscal year 2004. As such, please include an analysis of days sales outstanding for each period presented and a discussion and analysis of the increase in accounts receivable, net in excess of net sales growth. Refer to instruction 5 of Item 303(A) of Regulation S-K for guidance.

      A: In response to the Staff's comment, we have revised the disclosure on page 40 accordingly.

47. Q: We note that you expect to have continuing capital expenditure needs from your Risk Factors disclosures regarding expansion into new geographic markets. As such, please state the amount of anticipated capital expenditures for fiscal year 2006.

      A: In response to the Staff's comment, we have revised the disclosure on page 42 accordingly.

Capital Resources, page 40

48. Q: In the last paragraph of this section on page 41, you state your belief that you will have sufficient capital to meet capital expenditures and debt obligations for the "foreseeable future." Please revise to be more specific.

      A: In response to the Staff's comment, we have revised the disclosure on page 42 accordingly.

49. Q: Please tell us whether you are currently in compliance with all of the covenants of your debt obligations.

      A: In response to the Staff's comment, we supplementally inform the Staff that, as of February 14, 2006, the Company was in compliance, in all material respects, with the covenants of its debt obligations.

Industry overview and trends, page 45

50. Q: Please review the disclosure throughout this section and the Business section and ensure that you identify the source(s) for the industry and scientific data you provide. In this regard, we note that you have provided numerous factual statements, but you do not always indicate whether the source of this information is management's belief, industry data, scientific reports, general articles, or any other source. If this information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources, please provide us with copies of these sources. Please also disclose in your filing the

Ms. Pamela A. Long
April 21, 2006
Page 19

      date of these sources and whether the information represents the most recently available data and, therefore, remains reliable.

      Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

      To expedite our review, please clearly mark each source to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have additional comments after we review your response.

      A: In response to the Staff's comment and the Staff's comment 11, we are supplementally providing the Staff with two (2) copies of the reports and data that support factual statements made in the sections entitled "Industry overview and trends" and "Business," and we have included with such materials a table indicating the source for each such statement and a marked copy of Amendment No. 1, indicating the statements in the Registration Statement that are supported by each of the enclosed reports and other data. We have also revised the disclosure in the section of the Registration Statement entitled "Industry overview and trends" to indicate the sources of the pertinent statements.

      In addition, we supplementally inform the Staff that the Company believes that (i) the materials on which the Company's statements are based are the most recently available materials on the subject; (ii) other than the PGT Industries Pre-Post Awareness Study performed by the Sterling Research Group, Inc., in January 2005, the Company did not fund, and is not otherwise affiliated with, the sources cited, and (iii) such materials, other than the aforementioned study performed by the Sterling Research Group, Inc., are generally available to the public, although some sources require that a fee be paid for access.

51. Q: We note that you refer to various domestic and foreign government regulations in this section and in the Business section that have an impact on your business. For example, and without limitation, we note the disclosure regarding the High Velocity Hurricane Zone Provisions of the Florida Building Codes on page 50. Please revise to describe in reasonable detail these regulations under a separately captioned section, as readers may not be familiar with them. In particular, please explain whether these codes apply to all structures, new structures or pre-existing structures.

      A: In response to the Staff's comment, we have added the requested disclosure on page 50 accordingly.

Business, page 49

52.   Q: Please provide the basis for each of the following:

Ms. Pamela A. Long
April 21, 2006
Page 20

      o The statements in the first and fourth sentences of the first paragraph and in the sixth sentence of the third paragraph under the heading "Our company" on page 49.

      o The statements in the first, second, fifth and sixth sentences of the first paragraph under the heading "Leading position in the rapidly growing U.S. impact-resistant market..." on page 50.

      o The statements in the first and second sentences under the heading "Superior customer-service before, during, and after the sale" on page 51.

      o The statement in the fifth sentence under the heading "Aluminum" on page 53.

      A: In response to the Staff's comment, we have enclosed for the supplemental review of the Staff two (2) copies of the reports and data that support factual statements made in the sections entitled "Industry overview and trends" and "Business," and we have included with such materials a table indicating the source of each of the above-referenced statements, as well as a marked copy of Amendment No. 1, indicating the statements in the Registration Statement that are supported by each of the enclosed reports and other data.

53. Q: Please disclose the information required by Item 101(a) and Items 101(c)(viii) and (xii) of Regulation S-K.

      A: In response to the Staff's comment, we have revised the disclosure on pages 59 and 60 accordingly. With respect to disclosure required by Item 101(c)(1)(xii) of Regulation S-K, we supplementally inform the Staff that there are no material effects on the Company's capital expenditures, earnings, or competitive position of compliance with federal, state, and local provisions regulating the discharge of materials into the environment, or protection of the environment. Furthermore, the Company has no material estimated capital expenditures for environmental control facilities for the remainder of its current fiscal year and the succeeding fiscal year.

Leading position in the rapidly growing U.S. impact-resistant market . . . ., page 50.

54. Q: We note your disclosure that your impact-resistant windows and doors are designed and manufactured to meet the certification requirements of the most stringent building codes, including the High Velocity Zone Provisions of the Florida Building Codes and the International Building Codes (emphasis added). What other building codes exist of this nature and which ones are your products designed to meet? Please revise to be more specific in your document.

      A: In response to the Staff's comment, we have added the requested disclosure on page 50 accordingly.

55. Q: We note the disclosure in the last sentence of this section. Please describe the activities of the Hurricane Research Advisory Committee and your role in representing window and door manufacturers on this committee.

Ms. Pamela A. Long
April 21, 2006
Page 21

      A: In response to the Staff's comment, we supplementally inform the Staff that the Hurricane Research Advisory Council consists of eleven Florida Building Commissioners and representatives of various industries and service providers and is charged with identifying what research is being conducted related to building failure issues resulting from the hurricanes in 2004, identifying any research gaps on key issues, and ensuring that the Florida Building Commission is provided with all relevant research findings on major issues before it considers code enhancements. The Hurricane Research Advisory Council has continued to meet, most recently on February 6, 2006, in order to advise the Florida Building Commission of recent research into building failure issues resulting from the hurricanes in 2005. The Florida Building Commission is responsible for developing and revising the Florida Building Code. The Company does not have any role on the Hurricane Research Advisory Council. On January 26, 2005, however, one of the Company's employees, Mr. David Olmstead, was appointed to the Hurricane Research Advisory Council by the Chairman of the Florida Building Commission. Mr. Olmstead represents window and door manufacturers generally on the Hurricane Research Advisory Council, rather than the Company specifically.

Materials and supplier relationships, page 55

56. Q: Please describe in greater detail your arrangements with your suppliers. Please also clarify whether your materials are readily available from other sources.

      A: In response to the Staff's comment, we have revised the disclosure on page 57 accordingly.

Competition, page 56

57. Q: Please identify the principal methods of competition in your industry. Please also discuss your competition's advantages over you and how this affects your competitive position within your industry.

      A: In response to the Staff's comment, we have revised the disclosure on pages 58 and 59 accordingly.

Facilities and Properties, page 57

58. Q: Please disclose the material provisions of your leases for rented properties.

      A: In response to the Staff's comment, we have revised the disclosure on page 60 accordingly.

Management, page 59

59. Q: We note that you will be a "controlled company" under the rules of the Nasdaq Stock Market and, therefore, will be exempt from certain corporate governance rules. Please revise this section to discuss the impact of this exemption on your corporate governance.

Ms. Pamela A. Long
April 21, 2006
Page 22

      A: In response to the Staff's comment, we have revised the disclosure on page 65 accordingly.

Directors and executive officers, page 59

60. Q: It appears that you intend to elect a new director prior to the completion of this offering, as disclosed under the heading entitled "Board composition" on page 61. Once this director has been chosen or nominated to become a new director, please provide all of the information required by Item 401(a) of Regulation S-K, as well as the consent required by Rule 438 of Regulation C.

      A: We acknowledge the Staff's comment and confirm that, once the Company has elected a new director, we will disclose all of the information required by Item 401(a) of Regulation S-K and will file as an exhibit to the Registration Statement the consent required by Rule 438 of Regulation C.

61. Q: Please confirm to us that you have disclosed the information required by Item 401(e)(2) of Regulation S-K for each director listed in this section.

      A: In response to the Staff's comment, we supplementally confirm that we have disclosed the information required by Item 401(e)(2) of Regulation S-K for each director listed in this section.

62. Q: Please revise the table to identify each officer and director that is an affiliate of JLL Partners.

      A: In response to the Staff's comment, we have revised the disclosure on page 62 accordingly.

63. Q: We note the disclosure regarding Mr. Castaldi. Please explain in your document the basis for the statement that the management buyouts were "very successful."

      A: In response to the Staff's comment, we have removed the statement that the referenced management buyouts were "very successful."

Board composition, page 61

64. Q: We note that you will have three classes of directors upon the completion of this offering. Please identify the directors who will comprise each class and disclose the timing of elections for each class.

      A: In response to the Staff's comment, we supplementally inform the Staff that, after the Company has elected a new independent director, the Company will also determine the composition of each class of directors that will constitute the board of directors upon consummation of the Company's IPO and will revise the Registration Statement accordingly.

65.   Q: Please identify your independent directors.

Ms. Pamela A. Long
April 21, 2006
Page 23

      A: In response to the Staff's comment, we supplementally inform the Staff that, after the Company has elected a new independent director, we will identify such independent director in the Registration Statement.

Board Committees, page 62

66. Q: We note the disclosure that the composition of the audit committee will comply with the requirements of the Nasdaq Stock Market and the Sarbanes-Oxley Act of 2002. Please revise to describe these requirements, as certain investors may not be familiar with these requirements.

      A: In response to the Staff's comment, we have revised the disclosure on page 65 accordingly.

Compensation interlocks and insider participation, page 62

67. Q: We note the statement regarding the Item 402 of Regulation S-K. Please revise to describe the interlocks, as investors may not be familiar with
      Item 402.

      A: In response to the Staff's comment, we have revised the disclosure on page 66 accordingly.

Compensation of directors, page 62

68. Q: We note the disclosure in the second sentence. Please disclose the amount of compensation that the independent directors will receive, including additional amounts payable for committee participation.

      A: In response to the Staff's comment, we have revised the disclosure on page 66 accordingly and confirm that we will complete the disclosure with dollar amounts before requesting acceleration of effectiveness.

Summary compensation table, page 63

69. Q: Please revise to disclose the nature of the compensation set forth in the column entitled "Other annual compensation."

      A: In response to the Staff's comment, we have revised the disclosure on page 67 accordingly.

Aggregated option exercises in last fiscal year and fiscal-year end option values, page 64

70. Q: Please revise to disclose the information in the last column regarding the fiscal year-end values. Please refer to interpretation J.20. of the July 1997 Manual of Publicly Available Telephone Interpretations. In addition, please disclose your valuation method in a footnote to the table. For example, we note you have no existing trading market for your

Ms. Pamela A. Long
April 21, 2006
Page 24

      common stock. You may use the mid-point of your offering price in calculating the fiscal year-end values.

      A: We acknowledge the Staff's comment and confirm that, when we disclose the price range of the shares to be offered in the IPO, we will also disclose the information in the last column of the referenced table and the valuation method used to obtain fiscal year-end values. We supplementally inform the Staff that the Company expects to use the mid-point of the offering price to calculate fiscal year-end values.

Employment agreements, page 64

71. Q: Please disclose the items of compensation to which you are referring when you use the phrase "among other things" in the third sentence of the first paragraph.

      A: In response to the Staff's comment, we respectfully submit that the phrase "among other things" in this sentence refers to provisions of the employment contracts not related to items of compensation, such as those concerned with governing law and the giving of notice.

2004 stock incentive plan, page 65

2006 equity incentive plan, page 66

72. Q: Please remove the statement in the second sentence of the first paragraph that the description is qualified by reference to plan document, as it is inconsistent with Rule 411 of Regulation C. Please also comply with this comment in the second sentence of the first paragraph of the section entitled "Description of capital stock" on page 73.

      A: In response to the Staff's comment, we have eliminated the referenced statement in the descriptions of the 2004 Stock Incentive Plan on page 69 and the 2006 Equity Incentive Plan on page 70 and in the section entitled "Description of capital stock" on page 77.

Principal and selling shareholders, page 69

73. Q: Please revise the table to include a column indicating the number of shares to be sold in this offering. In addition, please revise the table to reflect the exercise of the over-allotment option in full.

      A: In response to the Staff's comment, we have revised the disclosure on page 74 accordingly.

74. Q: Please revise footnote (7) to clarify that the shares owned by the partnership are included in the total number of shares beneficially owned by Mr. Varnadore and disclosed in the table.

      A: In response to the Staff's comment, we have revised the disclosure on pages 74 and 75 accordingly.

Ms. Pamela A. Long
April 21, 2006
Page 25


Certain relationships and related party transactions, page 72
-------------------------------------------------------------

75. Q: Please disclose whether you have procedures for reviewing and pre-approving any transactions with your directors, executive officers, and other affiliates.

         A: In response to the Staff's comment, we supplementally inform the Staff that, prior to the IPO, the Company intends to adopt a code of business conduct and ethics applicable to all directors, officers, and employees and an additional code of ethics for the president and chief executive officer and senior financial officers that include procedures for the review and pre-approval of related party transactions.

76.      Q: Please state whether you believe each transaction discussed in this section is on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.

         A: In response to the Staff's comment, we supplementally inform the Staff that the Company's transactions with Builders FirstSource, Inc. are purchases made at arm's length in the ordinary course of business, and none of the other transactions disclosed in the section of the Registration Statement entitled "Certain relationships and related party transactions" is susceptible of a third-party negotiated comparison.

77. Q: Please disclose the information required by Item 404 of Regulation S-K with respect to JLL Partners. For example, it appears that JLL Partners owns more than 5% of the common stock of Builders FirstSource.

         A: In response to the Staff's comment, we have revised the disclosure on page 76 accordingly.

78. Q: We note the disclosure in the fourth paragraph. It appears that several directors of your company also serve as directors of Builders FirstSource. Please revise to disclose the information required by Item 404 of Regulation S-K with respect to these directors.

         A: In response to the Staff's comment, we have revised the disclosure on page 76 accordingly.

79. Q: Please revise to delete the phrase "among other things" in the fifth paragraph of this section.

         A: In response to the Staff's comment, we have eliminated the phrase "among other things" in the referenced paragraph.

Anti-takeover effects of certain provisions of our certificate of incorporation
.. . ., page 74
--------------------------------------------------------------------------------

80. Q: We note the disclosure in the last paragraph of this section. Please also disclose that the anti-takeover provisions may have the effect of preventing or frustrating a transaction that is in the best interests of your minority stockholders.

Ms. Pamela A. Long
April 21, 2006
Page 26



         A: In response to the Staff's comment, we have revised the disclosure on page 79 accordingly.

Corporate opportunities, page 76
--------------------------------

81. Q: We note the disclosure in the last two sentences of this section. Please revise to highlight this disclosure so that it stands apart from the other information on the page. Please also consider briefly disclosing this information in your summary.

         A: In response to the Staff's comment, we have revised the disclosure on page 81 accordingly and have added the disclosure on pages 18 and 19 in the risk factor entitled "Our directors and officers who are affiliated with JLL Partners will not have any obligation to report corporate opportunities to us."

Description of certain indebtedness, page 78
--------------------------------------------

82. Q: We note the statement in the second sentence of the introductory paragraph that "[t]he following is only a summary and it does not include all of the provisions of our material debt." A summary by its nature is not complete. This statement suggests that you may not have outlined the material provisions of your material debt. Please revise accordingly.

         A: In response to the Staff's comment, we have revised the disclosure on page 82 accordingly.

Lock-up agreements, page 82
---------------------------

83. Q: We note the disclosure in the first sentence of the first paragraph of this section. Please disclose the percentage of both the outstanding and the issuable shares of common stock that will be subject to lock-up agreements.

         A: In response to the Staff's comment, we have revised the disclosure on page 86 accordingly.

84. Q: We note that the representatives of the underwriters may release shares from the lock-up agreements in their sole discretion. Please briefly describe those factors that the representatives may likely consider in determining to release shares. In addition, please discuss whether the representatives have any current intentions to release shares. Also, briefly describe the "certain exceptions" you mention in the second sentence.

         A: In response to the Staff's comment, we confirm that, once the appropriate arrangements with the managing underwriters have been made, we will provide the Staff with the requested information regarding the release of shares from the lock-up agreements.

Ms. Pamela A. Long
April 21, 2006
Page 27



Certain material U.S. federal income tax considerations . . ., page 85
----------------------------------------------------------------------

85. Q: We note the statement in the second paragraph that the "summary is for general information only." Please delete this statement, as it may suggest that investors cannot rely on the disclosure in this section.

         A: In response to the Staff's comment, we have eliminated the referenced statement on page 89.

Determination of Offering Price, page 90
----------------------------------------

86. Q: We note your disclosure in the last bullet point of this section on page 91. Please revise your disclosure to identify all material factors considered in determining the offering price and to eliminate the suggestion that you have only included some of the factors. See Item 505(a) of Regulation S-K.

         A: In response to the Staff's comment, we have revised the disclosure on pages 94 and 95 accordingly.

Affiliations, page 91
---------------------

87. Q: The disclosure in this section is extremely vague. For example, are any of your underwriters or affiliates performing services with respect to your credit facilities? Please revise to be more specific.

         A: In response to the Staff's comment, we confirm that, once the appropriate arrangements with the managing underwriters have been made, we will disclose information regarding affiliations of the underwriters.

Legal Matters, page 93
----------------------

88. Q: Please state the addresses for counsel who has passed on the legality of the issue. See paragraph 23 of Schedule A to the 1933 Act.

         A: In response to the Staff's comment, we have revised the disclosure on page 97 accordingly.

Where you can find more information, page 93
--------------------------------------------

89. Q: We note the disclosure in the fourth and fifth sentences of the first paragraph of this section. Please be advised that the disclosure in your prospectus regarding the contents of any agreement or other document should be materially complete and may not be qualified by reference to information outside of your prospectus. Please revise accordingly.

         A: In response to the Staff's comment, we have revised the disclosure on page 97 accordingly.

Ms. Pamela A. Long
April 21, 2006
Page 28


2.  Summary of Significant Accounting Policies, page F-8
--------------------------------------------------------

Warranty expense, page F-10

90. Q: Please revise your accounting policy for your warranty expense to state the warranty period.

         A: In response to the Staff's comment, we have revised the disclosure on page F-10 accordingly.

91. Q: Based on your tabular presentation, it does not appear that you have made any adjustments to your accruals for previously issued warranties. Please tell us how you determined that adjustments to previous warranty accruals were not necessary for each period presented. Otherwise, please revise your roll forward to separately present adjustments to your accrual for warranties previously issued. Refer to paragraph 14 of FIN 45 for guidance.

         A: In response to the Staff's comment, we have revised the disclosure on page F-11 accordingly.

Derivative financial instruments, page F-14
-------------------------------------------

92. Q: Please revise your accounting policy for your aluminum forward contracts, interest rate swap and interest rate cap to include the following disclosures, as set forth in Rule 4-08(n) of Regulation S-X:

         o State the criteria required to be met for each accounting method used (i.e., the criteria required to account for each of your derivative instruments to qualify for cash flow hedge accounting).

         o Include a discussion of the methodology used to test for effectiveness for each type of derivative. We note that you have included your derivative instruments as a critical accounting estimate within MD&A. As such, please include a discussion of the assumptions used in testing the derivatives for effectiveness, including a sensitivity analysis of those assumptions.

         o State the accounting method you would use to account for these derivative instruments, if the criteria from the first bullet above are not met.

         o State the method used to account for terminations of derivatives designated as hedges.

         o State whether you are holding these derivative instruments for speculative purposes.

         A: In response to the Staff's comment, we have revised the disclosure on page F-14 accordingly, as well as in Note 11 to the Company's consolidated financial statements.

Ms. Pamela A. Long
April 21, 2006
Page 29


Stock compensation, page F-15
-----------------------------

93. Q: We note that during the third quarter of 2005 you accrued for a payment to all the holders of your outstanding vested and nonvested options in the amount of $6.6 million, including $0.5 million of payroll taxes, and recognized a corresponding expense in your consolidated statement of operations. We also note that on February 17, 2006 you made an additional payment to stock option holders of vested and nonvested options in the amount of $26.9 million, including $0.5 million of payroll taxes, and that you intend to recognize a corresponding expense in your consolidated statement of operations. You indicate that these cash payments were in lieu of adjusting exercise prices in connection with the payment of the dividend to your stockholders. For each cash payment, tell us how you determined the amount of cash to be paid for each vested and unvested stock option outstanding and address the authoritative literature that supports your accounting.

         A: In response to the Staff's comment, we supplementally inform the Staff that the amount paid by the Company to option holders for each share subject to an outstanding option (vested and unvested) in connection with the 2005 and 2006 dividends equaled the amount of dividend paid per share to each stockholder of the Company. Thus, the total amounts paid to both option holders and stockholders were paid out on the basis of fully diluted shares outstanding. The amount paid by the Company to stockholders was recorded as a dividend in the financial statements. The amount paid to option holders was recorded as compensation expense. For a discussion of the authoritative literature that supports the Company's accounting, we refer the Staff to our response to comment 94 below.

94. Q: Please address for us how these cash payments impacted your subsequent accounting of the stock options, including the authoritative literature that supports your accounting.

         A: In response to the Staff's comment, we supplementally inform the Staff that, in determining the appropriate accounting for this transaction, the Company referred to EITF 00-23 and FIN 44. According to paragraph 228 of EITF 00-23:

                  [I]f the original provisions of a stock option or other award agreement require an adjustment of the award in connection with an equity restructuring, then a company's failure to adjust the terms of the award is a modification of the award and should have the same accounting consequence as a repricing of that award.

         The definition of an equity restructuring in FIN 44 includes a "nonreciprocal transaction between an entity and its shareholders, such as a . . . recapitalization through a special, large nonrecurring dividend that causes the market value per share of the stock underlying the option or award to decrease."

         Through the cash payment to its option holders in connection with the dividend, the Company has effectively adjusted the award such that it would not be subject to variable accounting. We submit that, as a result of such payment, the intrinsic value of the options immediately after the dividend equals the intrinsic value immediately before the

Ms. Pamela A. Long
April 21, 2006
Page 30


         dividend. The Company recognized the liability for the cash payment at the time of the dividend, with the corresponding charge to compensation expense.

         As to the accounting for the payment to option holders, the authoritative literature is embodied in paragraph 118 of EITF 00-23. As stated in that paragraph:

                  [T]he Task Force reached a consensus that a cash bonus for which payment is not contingent upon exercise of stock option awards . . . should be accounted for as a separate element of compensation. The Task Force noted that paragraphs 91 and 92 of Interpretation 44 address this issue. The Task Force observed that separate accounting is appropriate because the cash bonus will be paid regardless of when or whether the option is exercised.

         The intent of such literature is to provide a mechanism to equitably adjust the holdings of option holders to make them whole in a recapitalization without triggering an accounting consequence under FIN
         44. Accordingly, the Company recorded this payment as a charge to operations and separately disclosed it in the statement of operations.

Note 4.  Acquisition, page F-18
-------------------------------

95. Q: Expand your disclosure to address the number of vested and unvested stock options that were rolled over to the new company. Indicate how you determined the fair value of these options and, if any of these stock options were unvested, the amount of deferred compensation you recognized. Refer to paragraphs 83 through 85 of FIN 44. Also indicate how you determined the fair value of the 1,747 shares of your common stock issued in connection with this acquisition.

         A: In response to the Staff's comment, we have revised the disclosure on page F-18 accordingly.

13.  Commitments and Contingencies, page F-25
---------------------------------------------

96. Q: We note on page 55 of your Form S-1 that you have negotiated an agreement with your PVB supplier that provides you with favorable pricing through the end of 2008. However, we note your disclosure on page F-25 of the filing that includes raw material contracts through 2006 and 2007. Please confirm to us that your PVB contract does not require you to purchase PVB, or revise your disclosure.

         A: In response to the Staff's comment, we supplementally confirm for the Staff that the Company's agreement with its supplier of polyvinyl butyral referred to on page 58 does not require that any minimum amount be purchased by the Company.

Ms. Pamela A. Long
April 21, 2006
Page 31


12.  Income Taxes, page F-24
----------------------------

97. Q: We note that the Predecessor generated a net operating loss from stock option exercises by employees of $15.5 million. However, it is unclear whether you reflected a deferred tax asset for this item as part of PGTI's purchase price allocation of PGT Holding. Please revise your disclosures to clarify. If necessary, also revise to include the disclosures required by paragraph 48 of SFAS 109.

         A: In response to the Staff's comment, we have revised the disclosure on page F-25 accordingly.

16.  Shareholders' Equity, page F-26
------------------------------------

98. Q: We note that you issued 995 stock options to purchase shares of your common stock during fiscal year 2005. Please revise your disclosure to provide the following information:

         o  The date each stock option was granted;

         o The exercise price, fair value of the underlying common stock, and the intrinsic value, if any, for the stock options for each grant date;

         o Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

         o If the valuation specialist was a related party, a statement indicating that fact. Please supplementally tell us who your valuation specialist was, including a brief description of the firm's credentials.

         A: In response to the Staff's comment, we have revised the disclosure on page F-27 accordingly. In addition, as described in our response to comment 41, the Company hired a valuation specialist to determine the fair value of the Company's common stock. Enclosed for the supplemental review of the Staff is a letter from such valuation specialist, including a brief description of such firm's credentials.

19.  Pro Forma Disclosure (Unaudited), page F-29
------------------------------------------------

99. Q: Present separately a pro forma balance sheet that reflects the accrual of your 2006 dividend and the related reduction in stockholders' equity so that a potential investor can clearly understand the impact of this capital transaction on the Company's equity separate from any financing or other material transactions that have occurred subsequent to the balance sheet.

         A: We acknowledge the Staff's comment and confirm that the Company will include such information in the next amendment to the Registration Statement.

Ms. Pamela A. Long
April 21, 2006
Page 32


100. Q: We note that on February 14, 2006, you entered into a second amended and restated $235 million senior secured credit facility and a $115 million second lien term loan. We also note that you have recorded compensation expense related to the dividend paid to option holders on February 17, 2006. Provide a discussion of the pro forma effects of these transactions on your pro forma condensed consolidated statement of operations and earnings per share. Please note that if actual interest rates can vary from those depicted, please also disclose the effect on income of a 1/8 percent variance in interest rates. Refer to Rules 11-01(a)(8) and 11-02(b)(1) of Regulation S-X for guidance.

         A: We acknowledge the Staff's comment and confirm that the Company will include such information in the next amendment to the Registration Statement.

Item 15.  Recent sales of unregistered securities, Page II-2
------------------------------------------------------------

101. Q: Please disclose the information required by Item 701(d) of Regulation S-K with respect to the transaction discussed in the second paragraph of this section.

         A: In response to the Staff's comment, we have revised the disclosure on page II-2 accordingly.

102. Q: We note the disclosure in the last sentence of the third paragraph regarding your reliance on Rule 701 under the Securities Act. Please provide us with a detailed analysis of the availability of this exemption.

         A: In response to the Staff's comment, we supplementally inform the Staff that the issuance of securities described in what is now paragraph 4 (formerly paragraph 3) is exempt from registration under the Securities Act in reliance on Rule 701, which provides an exemption for offers and sales of securities under a written compensatory plan established by the issuer for the participation of its employees and directors. The stock options described in paragraph 4 of Item 15 were granted to employees of the Company pursuant to the Company's 2004 Stock Incentive Plan. The Company's 2004 Stock Incentive Plan is a written compensatory plan, the purpose of which is to provide officers and key employees of the Company with an opportunity to acquire shares of the Company's common stock. Pursuant to Rule 701(e), the Company has provided copies of the 2004 Stock Incentive Plan to the recipients of the stock option grants described in paragraph 4 of Item 15.

103. Q: It appears that you issued common stock to two employees in the fourth quarter of 2005. In this regard, we note the disclosure under "Stock compensation" on page F-16. Please disclose the information required by Item 701 of Regulation S-K with respect to this issuance.

         A: In response to the Staff's comment, we have revised the disclosure on page II-2 accordingly.

Ms. Pamela A. Long
April 21, 2006
Page 33


Item 16, Exhibits, page II-2
----------------------------

104. Q: Please file as promptly as practicable each exhibit required by Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

         A: We acknowledge the Staff's comment and have included herewith for the review of the Staff two (2) paper copies of the exhibits filed with Amendment No. 1. We additionally confirm that all remaining exhibits will be filed as soon as practicable.

                  In addition to the responses to the Staff's comments described above, Amendment No. 1 includes other changes that are intended to update and render more complete the information contained therein.

                  Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.



                                                     Very truly yours,

                                                     /s/ Allison Land Amorison

                                                     Allison Land Amorison

CC:      Tracey Houser
         Andrew P. Schoeffler
         Rodner Hershberger